UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635606
(CUSIP Number)

BD 1 Investment Holding, LLC

1675 South State Street, Suite B

Dover, DE 19901

310-266-3528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 pages)

SCHEDULE 13D

CUSIP No. 043635606	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS. BD 1 INVESTMENT HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,433,334 Common Shares (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 12,433,334 Common Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 12,433,334 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.67%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023 reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

SCHEDULE 13D

CUSIP No. 043635606	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS. JOHANNES KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,433,334 Common Shares (1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 12,433,334 Common Shares (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 12,433,334 Common Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.67%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mr. Johannes Kuhn is the 100% beneficial owner of BD1.

(2) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023 reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

SCHEDULE 13D

CUSIP No. 043635606	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS. UTE KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,433,334 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 12,433,334 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 12,433,334 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.67%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mrs. Ute Kuhn is the 100% beneficial owner of BD1.

(2) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023 reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

SCHEDULE 13D

CUSIP No. 043635606	Page 5 of 8 pages

Background. The undersigned hereby file this Amendment No. 6 (the “Amendment”) to the Schedule 13D filed by BD 1 Investment Holding, LLC, a Delaware limited liability company (“BD1”), Mr. Johannes Kuhn, a citizen of Germany, and Mrs. Ute Kuhn, a citizen of Germany and the spouse of Mr. Kuhn (together, the “Reporting Persons”), on December 29, 2020, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 3, 2021, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on August 6, 2021, as amended by Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on August 23, 2021, as amended by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on March 2, 2022, as amended by Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on February 6, 2023 (“Schedule 13D”). Only those Items amended below are reported herein.

Item 1.	Security and Issuer.

This Schedule 13D is filed by the Reporting Persons and relates to shares of the common stock, par value $0.0001 per share (“Common Shares”), CUSIP 043635606, of Ascent Solar Technologies, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed on Nasdaq under the symbol “ASTI”.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows as of the date of this Amendment:

On March 17, 2023, BD1 transferred of 3,000,000 shares of common stock of the Issuer to make a payment under an existing promissory note. The parties to the existing promissory note agreed to value the transferred shares at $0.60 per share.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. Additionally, undersigned understands that the aggregate number of shares of Common Stock outstanding as of March 10, 2023 was 36,928,917, which is an increase from the 33,930,812 shares of Common Stock that were outstanding on December 19, 2022 the date that the undersigned filed Amendment No. 5 to Schedule 13D. As a result of such increase in the aggregate number of outstanding shares of Common Stock, the aggregate percentage of outstanding shares of Common Stock that the undersigned may be deemed to beneficially own decreased.

As of the date of this Schedule 13D and except as set forth herein, the Reporting Persons have no plans, proposals or negotiations that relate to or would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the outstanding Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Common Shares owned by them including, without limitation, engaging in communications with management and the board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional Common Shares, selling some or all of their Common Shares, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

SCHEDULE 13D

CUSIP No. 043635606	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows as of the date of this Amendment:

(a)-(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D/A is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage Owned(1)

BD 1 Investment Holding, LLC	12,433,334	0	0	12,433,334	33.67%

(1) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

(c) Except as set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

On March 17, 2023, BD1 disposed of 3,000,000 shares of common stock of the Issuer, to make a payment under an existing promissory note. The parties to the existing promissory note agreed to value the transferred shares at $0.60 per share

(d) Except as disclosed in this Schedule 13D/A, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares except for Bernd Förtsch, Crowdex Investment, LLC and TubeSolar AG.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 043635606	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety as follows as of the date of this Amendment:

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons(1)

Exhibit 99.2 Exchange Agreement between BD 1 Investment Holding, LLC and the Issuer dated December 18, 2020(2)

Exhibit 99.3 Power of Attorney for Johannes Kuhn(3)

Exhibit 99.4 Power of Attorney for Ute Kuhn(3)

Exhibit 99.5 Power of Attorney for BD1 Investment Holding LLC(3)

(1) Previously filed with the Schedule 13D/A on March 3, 2021 and incorporated by reference

(2) Previously filed with the Schedule 13D on December 29, 2020 and incorporated by reference

(3) Filed herewith.

SCHEDULE 13D

CUSIP No. 043635606	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: March 29, 2023	BD 1 INVESTMENT HOLDING, LLC

	By:	/s/ James H. Carroll
	Name: Title:	James H. Carroll Attorney-in fact

Date: March 29, 2023	/s/ James H. Carroll, attorney-in-fact
Johannes Kuhn

Date: March 29, 2023	/s/ James H. Carroll, attorney-in-fact
Ute Kuhn